Park Avenue Securities LLC

**(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)**

Statement of Financial Condition
December 31, 2017

Park Avenue Securities LLC
Table of Contents
December 31, 2017

Page



Report of Independent Registered Public Accounting Firm

To the Management of
Park Avenue Securities LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Park Avenue Securities LLC (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, NY
February 28, 2018

We have served as the Company's auditor since 1999.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
Telephone: (646) 471 3000, Fax: (646) 471 8320, www.pwc.com

Park Avenue Securities LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	23,594,574
Cash segregated under federal regulations		1,100
Deposits with clearing organizations		270,000
Receivable from broker-dealer		6,353,982
Receivable from registered representatives, less allowance for bad debts of $444,592		1,191,451
Commissions receivable		7,125,893
Deferred tax asset		179,165
Other assets		1,404,946
Total assets	$	40,121,110

Liabilities and Member's Equity

Due to Guardian Life	$	6,216,980
Commissions payable		10,403,879
Deferred revenue		36,500
Other liabilities		1,090,973
Total liabilities		17,748,332
Member's equity		22,372,778
Total liabilities and member's equity	$	40,121,110

See accompanying notes to financial statement.

1.   **Organization and Nature of Business**

Park Avenue Securities LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisor under the Investment Advisers Act of 1940. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian Life").

The Company, through its parent, GIAC, employs agencies as its distribution system through which all securities transactions are conducted. All agencies are subject to an Agency Agreement with GIAC that outlines the rights and responsibilities of GIAC and its affiliates, such as the Company, and agencies and its employees. Registered representatives and investment advisors are agency employees whose rights and responsibilities are governed by a Registered Representative Agreement or Investment Advisor Representative Agreement, respectively, by and between the Company and the representative.

The Company's business as a securities broker-dealer consists of selling products currently offered by GIAC as well as third party sponsor to retail customers. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. Brokerage transactions are executed by the Company on behalf of its customers, and are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing LLC (the "Clearing Broker"). The Company does not carry customer accounts or perform custodial functions related to customer securities. Direct customer transactions are executed by third party sponsors, or GIAC on behalf of the customers. The Company also acts as a broker in the purchase and sale of securities which are conducted, as agent, on a give-up basis.

2.   **Significant Accounting Policies**

Basis of Presentation
The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates
The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported at cost, which approximates fair value because of the relatively short period of time between their origination and expected maturity.

Cash segregated under federal regulations represents an account segregated for the benefit of the customers.

Receivable from Broker-Dealer
The Company clears certain customer transactions through the Clearing Broker. The Receivable from broker-dealer at December 31, 2017 includes advisory fees, annual account fees and non-proprietary trail commission receivable.

Commissions Receivable
All transactions other than those cleared through the Clearing Broker represent activity conducted directly between the client and third party sponsors. Commissions receivable include investment advisory service fees receivable from turnkey asset management programs (TAMPs), direct sponsor trailing commissions from mutual funds and revenue sharing receipts.

Receivable from Registered Representatives
Receivable from registered representatives relate to annual fees (registered representative fees) charged for support functions, such as technology tools, licensing, compliance and regulatory oversight, and administrative services. Receivables are stated net of an allowance for doubtful accounts, which is estimated based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

Other Assets
Other Assets include loans from the Company to registered representatives as well as prepaid licensing fees.

Due to Guardian Life Insurance Company of America
Amounts payable consist of general operating expenses payable and income tax payable to Guardian Life.

Commissions payable
The Company remits commissions payments to the registered representatives on behalf of the general agents. Commissions payable represents balances owed to the registered representatives at December 31, 2017.

Income Taxes
The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's results are included in GIAC's pro-forma federal income tax return, which is ultimately included in the consolidated federal income tax return with its Parent, Guardian Life. The Internal Revenue Code ("the Code") limits the amount of non-life insurance losses that may offset life insurance company taxable income. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated group. For state tax purposes, since GIAC is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where GIAC is subject to a state income tax, such income will be subject

to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return.

Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred Federal income tax assets ("DTA's") and liabilities ("DTL's") are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax basis of assets and liabilities.

The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits are included within the Statement of Financial Condition and are charged to earnings in the period that such determination is made.

Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued updated guidance on accounting for revenue recognition. The guidance is based on the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance is effective for annual period beginning after December 15, 2017.

Recognition and Measurement of Financial Assets and Financial liabilities

In January 2016, the FASB issued guidance related to the recognition, measurement, presentation and disclosure of financial instruments. Changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The standard is effective for fiscal years beginning after December 15, 2017 and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Adoption of this standard is not expected to have a significant effect on current accounting practice.

3.   **Related Party Transactions**

A significant portion of the Company's revenues and expenses relate to transactions with Guardian Life and its affiliates.

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services. The total payable under this agreement at December 31, 2017 was $6,216,980 that is inclusive of income tax payable of $739,746 and is included in the Due to Guardian Life.

In January 2017, through an adoption of a resolution at GIAC's board of directors meeting, GIAC contributed $6 million of capital to the Company.

Refer to Note 6 for Income Tax related party transactions.

During the year, the Company earned revenues of $27,992,451 from GIAC for sales of GIAC's variable annuity and variable life insurance products, which is included in Commissions. At December 31, 2017, the receivable for such revenues was $60,165 and is included in Commissions receivable.

4. **Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 – inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 – inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – significant inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information and other analytical techniques.

In determining fair value, the carrying value of Cash and cash equivalents, Cash segregated under federal regulations, receivable from broker-dealer, commissions receivable and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity or because we expect the assets and liabilities to be settled within a period of one year.

5. **Regulatory Matters, Contingencies and Other Liabilities**

Other liabilities include reserves for loss contingencies and unpaid operating expenses.

As of December 31, 2017, the Company has accrued $540,000 in other liabilities as its estimate for loss contingencies. See Note 9 for further discussion of Contingencies.

6.   **Income Taxes**

The components of the net deferred tax asset as of December 31, 2017 were as follows:

Deferred Tax Assets	12/31/2017
Reserve for Litigation	$113,394
Allowance for Bad Debt	57,827
Unrealized Losses	279
Deferred Revenue	7,665
Total Deferred Tax Assets	$179,165
Net Deferred Tax Asset	$179,165

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes.

The Tax Cuts and Jobs Act ("the Act") was enacted into law on December 22, 2017. Effective January 1, 2018, the Act reduces the corporate tax rate to 21%. The Company included the impact of the Act on its deferred tax assets as of December 31, 2017 which resulted in a decrease in deferred tax assets of $119,447.

A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

At December 31, 2017 the Company recorded a current Federal income tax payable of $739,746 which is included in the due to Guardian Life in the accompanying Statement of Financial Condition and is included in due to Guardian Life.

The Company files U.S. federal income tax returns along with various state and local income tax returns. The Company's federal income tax returns are routinely examined by the Internal Revenue service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. In 2015, the IRS has completed its examinations for tax years 2009 and 2010. There were no material effects on the Company's consolidated financial position and results of operations as a result of these examinations. Tax years 2011 through 2016 are subject to examination by the IRS. The Company believes that it has established adequate tax liabilities for uncertain tax positions for all open years.

7.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $11,805,677,

which was $10,622,382 above the $1,183,295 required to be maintained. The ratio of aggregate indebtedness to net capital was 1.5 to 1. The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

8. **Off-Balance Sheet Risk**

In the normal course of business, securities transactions of customers are introduced and cleared through a Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for certain losses that result from transactions with such customers.

Direct customer transactions executed by third party sponsors on behalf of the customers may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the investment product at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

9. C**ontingencies**

The Company is subject to claims and lawsuits that arise in the ordinary course of business.   The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any pending matter would be material to the financial condition, or cash flows of the Company but may be material to earnings in any one year. However, predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of similar cases; available defenses, including potential opportunities to dispose of a case on the merits of procedural grounds before trial (e.g., motions to dismiss for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; potential opportunities for settlement and the status of any settlement discussions; and potential insurance coverage and indemnification. It may not be possible to reasonably estimate potential liability, if any, or a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be evaluated, such as

discovery of important factual matters and determination of threshold legal issues, which include novel or unsettled questions of law.

Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available. To the extent that the Company has outstanding claims, the Company maintains various forms of insurance that sufficiently mitigates potential losses.

10.   Out of period adjustments

During the year ended December 31, 2017, management identified prior period adjustments which resulted in a $619,564 net understatement of December 31, 2016 Member's Equity. The adjustments identified relate to clearing fees that were overstated in previous periods due to billing errors by the Company's Clearing Broker. The Company received a billing credit for the overbilled amounts in 2017. The clearing fees adjustment is partially offset by overstatements of commissions receivables and associated payables that were recorded in the improper period, and were overstated by a cumulative $2,509,022 and $2,082,488, respectively, as of December 31, 2016, resulting in a $277,247 (net of tax) net reduction in Member's Equity.

The Company assessed the impact of these errors and determined that they were not material to the prior periods' financial statements. Management has adjusted the prior period financial statements, which has been reflected through opening equity in these financial statements.

The impact of the adjustments is as follows:

	Originally as reported as of December 31, 2016	Adjustment	Adjusted Balance as of December 31, 2016
Statement of Financial Conditions (cumulative)			
Receivable from Broker- Dealer	$ 3,530,306	$ 1,379,710	$ 4,910,016
Commissions Receivable	$ 8,534,933	$ (2,509,022)	$ 6,025,911
Due to Guardian Life	$ 3,286,640	$ 333,612	$ 3,620,252
Commissions Payable	$ 10,496,111	$ (2,082,488)	$ 8,413,623
Total Members Equity	$ 16,175,132	$ 619,564	$ 16,794,696
Net Capital	$ 3,844,240	$ 619,564	$ 4,463,804

11.   Subsequent Events

The Company considers events occurring after the Statement of Financial Condition date but prior to February 28, 2018, the issuance date of the financial statements, to be subsequent events. There were no subsequent events through February 28, 2018, the date the financial statements were available to be issue.